CUSIP No. 381119106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A-7

Under the Securities Exchange Act of 1934

Golden Minerals Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

381119106

(CUSIP Number)

Greg Link, Director

Sentient Executive GP IV, Limited, General Partner

Of Sentient GP IV, LP, General Partner of Sentient Global Resources Fund IV, L.P.,

Landmark Square, 1st Floor, 64 Earth Close, West Bay Beach South

P.O. Box 10795, George Town, Grand Cayman KY1-1007, Cayman Islands

345-946-0921

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

(with copy to)

Gregory A. Smith, Esq.

Quinn & Brooks LLP

P O Box 590

Larkspur CO  80118

303-298-8443

September 10, 2014

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient Global Resources Fund III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 3,582,746
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,582,746
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,582,746
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.76%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SGRF III Parallel I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 357,044
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 357,044
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,044
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.67%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient Executive GP III, Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 3,939,790
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,939,790
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,939,790
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.43%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient GP III, Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 3,939,790
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,939,790
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,939,790
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.43%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient GP IV, Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 13,986,193
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 13,986,193
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,986,193
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.66%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient Global Resources Fund IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 13,986,193
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 13,986,193
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,986,193
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.66%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient Executive GP IV, Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 13,986,193
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 13,986,193
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,986,193
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.66%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 381119106

Item 1.

Security and Issuer

This filing relates to the common stock (the “Common Stock”) of Golden Minerals Company (“Golden Minerals” or the “Issuer”), a Delaware corporation. The address of Golden Minerals’ principal office is 350 Indiana Street, Suite 800, Golden, Colorado 80401.

Item 2.

Identity and Background is amended to read as follows:

(a) – (c) This Schedule is being filed jointly by: (i) Sentient Global Resources Fund III, L.P. (“Fund III”),  (ii) SGRF III, Parallel I, LP (“Parallel I”), (iii) Sentient Executive GP III, Limited (“Sentient Executive III”), (iv) Sentient GP III, Limited (“GP III); (v) Sentient Global Resources Fund IV, L.P. (“Fund IV”); (vi) Sentient GP IV, Limited (“GP IV”); and (vii) Sentient Executive GP IV, Limited (“Sentient Executive IV”) (the foregoing are collectively referred to herein as the “Reporting Persons”).   Sentient Executive IV is the general partner of the general partner of Fund IV and makes the investment decisions for those entities.

Fund III and Parallel I are both Cayman Islands limited partnerships. The sole general partner of each is Sentient GP III, LP which is a Cayman Islands limited partnership (“GP III”). The sole general partner of GP III is Sentient Executive III which is a Cayman Islands exempted company. Fund IV is a Cayman Islands limited partnership. The sole general partner is Sentient GP IV, LP which is a Cayman Islands limited partnership (“GP IV”). The sole general partner of GP IV is Sentient Executive IV which is a Cayman Islands exempted company. The principal business of Fund III, Parallel I, and Fund IV is making investments in public and private companies engaged in mining and other natural resources activities.  The principal business of GP III is performing the functions of and serving as the sole general partner of Fund III, Parallel I and other similar funds and the principal business of Sentient Executive III is performing the functions of and serving as the sole general partner of GP III. Investment decisions related to investments of Fund III and Parallel I are made by Sentient Executive with the approval of Fund III and Parallel I, as appropriate. The principal business of GP IV is performing the functions of and serving as the sole general partner of Fund IV, and other similar funds and the principal business of Sentient Executive IV is performing the functions of and serving as the sole general partner of GP IV. Investment decisions related to investments of Fund IV are made by Sentient Executive IV with the approval of Fund IV.

The principal offices of each of the Reporting Persons is: Landmark Square, 1st Floor, 64 Earth Close, West Bay Beach South, P.O. Box 10795, George Town, Grand Cayman KY1-1007, Cayman Islands.

(d)

During the past 5 years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Schedule A Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

During the past 5 years, none of the Reporting Persons, and to the best knowledge of the Reporting persons, none of the Schedule A Persons a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The citizenship of the Schedule A Persons who are natural persons is set forth on Schedule A and incorporated herein by this reference.

Item 3.

Source and Amount of Funds or Other Consideration

The funds used by Fund IV to purchase the Units of Golden Minerals are funds held by it for investment.

Item 4.

Purpose of Transaction is amended to read as follows:

(a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer.

CUSIP No. 381119106

On September 5, 2014, Golden Minerals Company (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Roth Capital Partners, LLC, as representative of the underwriters named in Schedule I thereto (the “Underwriters”) relating to the issuance and sale (the “2014 Public Offering”) of 3,692,000 shares (the “Shares”) of the Company’s common stock, par value $0.01 per share (“Common Stock”), and warrants (the “Warrants”) to purchase 1,846,000 shares of Common Stock. The Shares and Warrants were sold in units (“Units”), with each Unit consisting of one share of Common Stock and a Warrant to purchase one-half of a share of Common Stock, at a price of $0.86 per Unit, before underwriting discounts.  The 2014 Public Offering, including issuance of the 3,692,000 Units, closed on September 10, 2014.

2014 Fund IV Private Placement

On September 10, 2014, Golden Minerals entered into a subscription agreement (the “2014 Fund IV Subscription Agreement”) with Fund IV.

Pursuant to the 2014 Fund IV Subscription Agreement, the Company agreed to sell to Fund IV  a total of 5,800,000 shares of Common Stock (the “2014 Fund IV Shares ”) and warrants to purchase 2,900,000 shares of Common Stock (the “2014 Fund IV Warrants ”) in a private placement (the “2014 Fund IV Private Placement”).  The 2014 Fund IV Warrants have the same terms as the Warrants issued in the 2014 Public Offering.  The 2014 Fund IV Shares and 2014 Fund IV Warrants were sold in units, with each unit consisting of one share of Common Stock and a warrant to purchase one-half of a share of Common Stock.  The price to Fund IV in the 2014 Fund IV Private Placement was $0.817 per unit, the same price paid by the Underwriters in the 2014 Public Offering.  Following the consummation of the 2014 Fund IV Private Placement and the 2014 Public Offering, Fund IV owns approximately 25% (with Sentient’s combined ownership being approximately 32.1%) of the Company’s outstanding common stock (excluding restricted common stock held by the Company’s employees).

In connection with the closing of the 2014 Fund IV Private Placement, the Company entered into a Registration Rights Agreement, dated September 10, 2014 (the “2014 Fund IV Registration Rights Agreement”), with Fund IV pursuant to which the Company agreed to register with the SEC the resale of the 2014 Fund IV Shares and the shares issuable upon exercise of the 2014 Fund IV Warrants.  The agreement requires that the Company file a registration statement with the SEC no later than June 30, 2015 and cause such registration statement to be declared effective no later than September 30, 2015.  If the Company is unable to meet these deadlines, it may be subject to a penalty equal to 1.0% of the aggregate purchase price paid by Fund IV for the 2014 Fund IV Shares and 2014 Fund IV Warrants and amounts paid (or deemed paid, in the event of a cashless exercise), if any, for shares underlying the 2014 Fund IV Warrants upon exercise of such warrant for every thirty (30) days following the applicable deadline, up to a maximum amount of 3.0% of the aggregate purchase price.

The 2014 Fund IV Private Placement closed on September 10, 2014 concurrently with the closing of the 2014 Public Offering.

The 2014 Fund IV Private Placement was conducted outside the United States pursuant to Regulation S under the Securities Act of 1933, as amended.

The foregoing description of the 2014 Fund IV Subscription Agreement, 2014 Fund IV Warrant and 2014 Fund IV Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the 2014 Fund IV Subscription Agreement, 2014 Fund IV Warrant Agreement and 2014 Fund IV Registration Rights Agreement, which are attached hereto as Items 7.A., B. and C, respectively.

Additional Issuance of Warrants Resulting from the 2014 Public Offering and 2014 Fund IV Private Placement

In September 2012, the Company closed on a public offering and concurrent private placement with Fund IV in which the Company sold units, consisting of one share of common stock and  a five-year warrant to acquire one half of a share of common stock at an exercise price of $8.42 per share (the “September 2012 Warrants”). Fund IV is the owner of 682,897 of the September 2012 Warrants.  Pursuant to certain adjustment provisions in the warrant agreement governing the September 2012 Warrants, as a result of the 2014 Public Offering, the number of shares of common stock issuable upon exercise of the September 2012 Warrants were required to be increased from 3,431,649 shares to 4,031,409 shares (599,760 increase) and the September 2012 Warrants

CUSIP No. 381119106

exercise price adjusted from $8.42 per share to $7.17 per share pursuant to a weighted average dilution calculation based on the pricing in the 2014 Public Offering and the 2014 Fund IV Private Placement.

As a result of the above adjustments, Fund IV was issued an additional 119,352 September 2012 Warrants as part of the anti-dilution adjustment at an exercise price of $7.17.

The following table shows the number of shares of the Issuer’s common stock owned prior to and after the purchase pursuant to the 2014 Fund IV Subscription Agreement as well as the purchase price paid by Fund IV and the percentage ownership of Fund III, Parallel I, and Fund IV.

	Number of Shares owned prior to September 10, 2014	Number of Shares Purchased September 10, 2014	Number of Warrants previously owned and acquired as a result of anti-dilution	Number of Warrants Purchased September 10, 2014	Price (in US $) of Units* purchased September 10, 2014	Total ownership as a % of outstanding shares
Fund III	3,582,746	0	0	0	$ 0	6.8%
Parallel I	357,044	0	0	0	$ 0	0.7%
Fund IV	4,483,944	5,800,000	802,249	2,900,000	$ 4,738,600	24.7%
Total	8,423,734	5,800,000	802,249	2,900,000	$ 4,738,600	32.1%

*   Each Unit consists of one share of common stock plus one warrant to purchase one-half share of common stock.

The percentage of outstanding shares is based upon the Issuer having a total of 53,022,833 shares issued and outstanding after giving effect to the 2014 Public Offering and concurrent 2014 Fund IV Private Placement, including those owned by Fund III, Parallel I, and Fund IV.

The Reporting Persons reserve the right to acquire beneficial ownership or control over additional securities of the Issuer.

(b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

None.

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

None.

(d) Any change in the present board or directors or management of the Issuer, including plans or proposals to change the number of term of directors or to fill any existing vacancies on the board.

None.

(e) Any material change in the present capitalization or dividend policy of the Issuer.

None.

(f) Any other material change in the Issuer’s business or corporate structure. None, except as set forth herein.

None.

CUSIP No. 381119106

(g) Changes to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

None.

(h) Causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

None.

(i) Causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

None.

(j) Any action similar to any of those enumerated above.

None.

Item 5.

Interest in Securities of the Issuer is amended to read as follows:

Fund IV owns 10,283,944 shares of the Issuer’s common stock and warrants to acquire an additional 3,702,249 shares of the Issuer’s common stock.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None, except as previously reported.

Item 7.

Material to be Filed as Exhibits

The following additional exhibits are filed herewith:

(A)

Subscription Agreement dated September 10, 2014.

(B)

Registration Rights Agreement dated September 10, 2014 incorporated herein by reference to Form 8-K of Golden Minerals dated September 10, 2014 and filed with the Commission effective September 10, 2014.

(C)

Warrant Agreement dated September 10, 2014.

(D)

Filing Agreement dated September 17, 2014 by and among Sentient Global Resources Fund III, LP;  SGRF III Parallel I, L.P.; Sentient Executive GP III, Limited; Sentient GP III, LP; Sentient Global Resources Fund IV, LP, Sentient GP IV, LP, its General Partner and Sentient Executive GP IV, Limited, General Partner.

CUSIP No. 381119106

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sentient Global Resources Fund III, L.P.

     By: Sentient GP III, LP, General Partner

            By: Sentient Executive GP III, Limited,

                                     General Partner

By:   _/s/ Greg Link_________

Greg Link, Director

Date: September 17, 2014

SGRF III Parallel I, L.P. By: Sentient GP III, LP, General Partner By: Sentient Executive GP III, Limited, General Partner By: _/s/ Greg Link_________ Greg Link, Director Date: September 17, 2014
Sentient GP III, LP By: _/s/ Greg Link_________ Greg Link, Director Date: September 17, 2014 Sentient Executive GP III, Limited By: _/s/ Greg Link_________ Greg Link, Director Date: September 17, 2014

Sentient Global Resources Fund IV, L.P.

     By: Sentient GP IV, LP, General Partner

            By: Sentient Executive GP IV, Limited,

                                     General Partner

By:   _/s/ Greg Link_________

Greg Link, Director

Date: September 17, 2014

Sentient GP IV, LP By: _/s/ Greg Link_________ Greg Link, Director Date: September 17, 2014 Sentient Executive GP IV, Limited By: _/s/ Greg Link_________ Greg Link, Director Date: September 17, 2014

CUSIP No. 381119106

SCHEDULE A

The (i) name, (ii) title, (iii) citizenship, (iv) principal occupation and (v) business address of each director of Sentient Executive GP III, Limited and Sentient Executive GP IV, Limited are as follows. Neither Sentient Executive GP III, Limited nor Sentient Executive GP IV, Limited has any executive officers.

Name	Title	Citizenship	Principal Occupation	Business Address

Peter Cassidy	Director	Australia	Investment Manager	Level 44, Grosvenor Place 225 George Street Sydney NSW 2000 Australia

Greg Link	Director	New Zealand	Investment Manager	Landmark Square 1st Floor, 64 Earth Close West Bay Beach South P.O. Box 10795 George Town, Grand Cayman KY1-1007 Cayman Islands

Peter Weidmann	Director	Germany	Investor Relations Manager	Schellingstrasse 76 80799 Munich Germany
Andrew Pullar	Director	Australian U.K.	Investment Manager	Landmark Square 1st Floor, 64 Earth Close West Bay Beach South P.O. Box 10795 George Town, Grand Cayman KY1-1007Cayman Islands